Exhibit 99.1

World Renowned Gastroenterologists Perform First Ever Live
MUSE Procedure at Winthrop University Hospital

Drs. Lehman and Kessler team up with Winthrop’s Dr. Stavropoulos to showcase new procedure for the treatment of GERD to GI specialists

OMER, Israel, June 10, 2015 — Medigus Ltd. (Nasdaq: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced that the first ever live Medigus Ultrasonic Surgical Endostapler (MUSE) procedure in the Unites States was performed by leading gastroenterologists, Drs. Glen Lehman and William Kessler, at Winthrop- University Hospital in Mineola, NY in late March.  Dr. Stavros Stavropoulos, Chief of Endoscopy and Director, Program in Advanced GI Endoscopy (PAGE), Winthrop-University Hospital, who performed the first MUSE procedure at Winthrop this past January, moderated the procedure for an audience of medical colleagues and students at the 7th Annual Long Island Live Endoscopy Course.  The MUSE system is used for an incisionless procedure for the treatment of gastroesophageal reflux disease (GERD) and is leading the transition to more patient-friendly procedures for the long-term treatment of this prevalent disorder.

Dr. Lehman, Professor of Medicine and Radiology at Indiana University Medical Center, and Dr. Kessler, Associate Professor of Medicine at Indiana University Medical Center, have considerable experience treating many digestive disorders through flexible endoscopic surgery.

“It was an honor to be included in Winthrop-University Hospital’s educational curriculum to highlight this innovative new procedure for the treatment of GERD, a condition that affects millions of Americans every year,” said Dr. Kessler. “Traditional treatment options are either symptom management or invasive surgical procedures to address a dysfunctional lower esophageal sphincter.  MUSE, however, addresses the root cause of the disorder, without incisions, to deliver a long-term solution for those suffering from persistent symptoms.”

The MUSE system is an intuitive device that integrates recent breakthroughs in visualization, ultrasound and surgical stapling capabilities, into a single platform, making it easy for a single physician to perform fundoplication (stapling of the upper part of the stomach, or fundus, to the lower esophageal sphincter) for the treatment of GERD. MUSE has the potential to improve GERD-related quality of life for many patients by addressing the root cause of the disorder, not just offer symptom relief, which is often in contrast to many drug therapies.

“As a recognized leader in GI care, Winthrop-University Hospital seeks to offer our patients advanced treatment technologies.  I performed the first MUSE procedure at Winthrop earlier this year, and am now pleased to be part of the first live procedure to help educate the GI community on the benefits of MUSE over existing therapies for the treatment of GERD,” said Dr. Stravropoulos.  “Drs. Lehman and Kessler demonstrated the ease with which this procedure can be performed and we expect more and more GI specialists will adopt this new technique.”

About GERD
Gastroesophageal reflux disease (GERD) occurs when the lower esophageal sphincter spontaneously opens or does not properly close after use, thereby allowing for stomach contents to rise into the esophagus, causing heartburn, irritation and potentially other discomforts. It affects approximately 24M Americans each year; 14.5M adults experience GERD symptoms at least twice a week, and 2.4M adults experience severe symptoms. While some patients can attain symptom relief through the use of proton pump inhibiters, or PPIs, (acid reducing medications), there is, however, growing concern around the prolonged chronic use of PPIs, including increased risk of bone fracture, infectious complications, and interference with anti-platelet medication and the adsorption of essential vitamins and minerals. A persistent state of untreatable GERD could potentially lead to Barrett’s esophagus, a precancerous state which can lead to esophageal cancer. Patients who suffer from daily GERD are more likely to develop esophageal cancer.

About MUSE
The MUSE system is a leading technology in Natural Orifice Endoscopic Surgery procedures. The single operator system performs anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler, which resembles an endoscope, is designed to be operated by a single user, includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip.  The MUSE system is FDA cleared and CE marked for the treatment of GERD.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSETM system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCamTM 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus' revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company's advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are "Forward-Looking Statements," which are based upon the current estimates, assumptions and expectations of the company's management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as "anticipate," "believe," "envision," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company's activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com